Exhibit 99.1

Triple Flag Announces Election of Directors

TORONTO--(BUSINESS WIRE)--May 10, 2023--Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX:TFPM, NYSE:TFPM) today announced that each of the 9 individuals nominated for election as a director at the Company’s Annual Meeting of Shareholders held on May 10, 2023 was elected.

The detailed voting results are set out below:

Director	Number of Votes FOR	Percentage of Votes FOR	Number of Votes AGAINST	Percentage of Votes AGAINST
Dawn Whittaker	178,149,427	99.75%	452,105	0.25%
Susan Allen	178,225,366	99.79%	376,165	0.21%
Tim Baker	177,407,741	99.33%	1,193,791	0.67%
Peter O’Hagan	178,112,617	99.73%	488,915	0.27%
Geoff Burns	178,226,967	99.81%	334,564	0.19%
Mark Cicirelli	177,949,584	99.63%	651,948	0.37%
Blake Rhodes	178,262,385	99.81%	339,146	0.19%
Shaun Usmar	178,574,228	99.98%	27,303	0.02%
Elizabeth Wademan	178,305,527	99.83%	296,004	0.17%

Shareholders also voted in favor of the appointment of PricewaterhouseCoopers LLP as the auditor of the Company and the “Say-on-Pay” advisory resolution regarding the Company’s approach to executive compensation. Each of the resolutions approved at the meeting were described in detail in the Company’s Management Information Circular dated March 30, 2023, available under the Company’s profile on SEDAR (www.sedar.com).

A report on all items of business voted at the Meeting has been filed on SEDAR (www.sedar.com).

About Triple Flag

Triple Flag is a pure play, gold-focused, emerging senior streaming and royalty company. We offer bespoke financing solutions to the metals and mining industry with exposure primarily to gold and silver in the Americas and Australia, with a total of 229 assets, including 15 streams and 214 royalties. These investments are tied to mining assets at various stages of the mine life cycle, including 29 producing mines and 200 development and exploration stage projects. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Contacts

Investor Relations:
James Dendle
Senior Vice President, Corporate Development
Tel: +1 (416) 304-9770
Email: ir@tripleflagpm.com

Media:
Gordon Poole, Camarco
Tel: +44 (0) 7730 567 938
Email: tripleflag@camarco.co.uk